EXHIBIT 99.1

Photo Release -- Hydrogenics Announces Opening of UNIDO-ICHET's Fueling Station in Turkey

MISSISSAUGA, Ontario, Nov. 30, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that a Hydrogenics electrolysis-based hydrogen fueling station has been officially opened in Turkey in the presence of Kadir Tobass, Mayor of Istanbul, as well as journalists and members of the public. The fueling station is located at Golden Horn, the historic inlet of the Bosphorus straight, and can fuel up to 65 kilograms per day of hydrogen at 350 bar. The station is for both land and sea transportation applications where Hydrogenics' 8kW fuel cells can be used.

Photos accompanying this release are available at

http://www.globenewswire.com/newsroom/prs/?pkgid=16021

http://www.globenewswire.com/newsroom/prs/?pkgid=16022

"We are very pleased to see the high level of interest shown by the Turkish government in hydrogen technology as a future fuel," said Daryl Wilson, Hydrogenics President and CEO. "This first hydrogen fueling station in Turkey demonstrates Hydrogenics' ability to respond to the increasing demand for hydrogen fueling stations across Europe. Our ability to deliver a complete offering addressing quality, safety and economic requirements further validates Hydrogenics as the company with the expertise to manufacture and install hydrogen fueling stations wherever needed."

The station was financed by the International Centre for Hydrogen Energy Technologies (ICHET), a project of the United Nations Industrial Development Organization (UNIDO), founded in Istanbul in 2004 and supported by the Turkish Ministry of Energy and Natural Resources. ICHET seeks to initiate projects in the developing world that establish or enhance hydrogen production from indigenous – and preferably renewable – energy resources so that hydrogen can take a far more important role in the satisfaction of local energy needs. Additional information about ICHET and UNIDO can be found at www.unido-ichet.org.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

CONTACT: Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com